INCENTRA SOLUTIONS, INC.
                                1140 PEARL STREET
                             BOULDER, COLORADO 80302









                                                                 January 6, 2005


VIA EDGAR
_________

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Rachel Zablow, Staff Accountant
                  Division of Corporation Finance

                  Re:      INCENTRA SOLUTIONS, INC.
                           FORM 8-K FILED DECEMBER 23, 2004
                           FILE NO. 0-32913

Ladies and Gentlemen:

     This letter contains the responses of Incentra Solutions, Inc. (the "Company") to the Staff letter dated December 28, 2004 furnishing the comments of the Securities and Exchange Commission (the "Commission") on the Company's Current Report on Form 8-K filed with the Commission on December 23, 2004 (the "Report"). The numbered responses below correspond to the numbered paragraphs of such comment letter.

                                    RESPONSES

     1. In response to this comment the Company filed a Current Report on Form 8-K/A on January 6, 2005 which amends the Report. Such amendment specifically indicates that KPMG LLP notified the Company on October 28, 2004 of its resignation as the Company's principal accountants effective upon the issuance of its audit report on the financial statements of ManagedStorage International, Inc., the accounting acquirer in the transaction consummated on August 18, 2004, as of and for the year ending December 31, 2003. A revised consent of KPMG LLP has been included in the amended Report as Exhibit 16.

     As requested in the Staff's letter, the Company hereby acknowledges that
(i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any actions with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
January 6, 2005
Page 2


     The Company believes that it has fully responded to the comments of the Commission. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned. The undersigned welcomes the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.


                                              Very truly yours,


                                              /S/ PAUL MCKNIGHT
                                              __________________________________
                                              Paul McKnight
                                              Chief Financial Officer



cc:      Pryor Cashman Sherman & Flynn LLP